UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TeleHealthCare, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87944X 103

(CUSIP Number)

Derek Cahill

c/o TeleHealthCare, Inc.

1031 Calle Recodo Suite B

San Clemente, CA 92673

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

2/8/2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek Cahill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF for Common Stock
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 28,500,000 Common Stock;
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 28,500,000 Common Stock;
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,000 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.55% Common Stock
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

The name of the issuer is TeleHealthCare, Inc., a Wyoming corporation (the “Issuer”). The Issuer’s principal offices are located at 1031 Calle Recodo, Suite B, San Clemente, CA 92673. The title of the classes of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”) .

Item 2.  Identity and Background.

(a) Name of Person Filing: Derek Cahill

(b) Address: c/o TeleHealthCare, Inc. 1031 Calle Recodo, Suite B, San Clemente, CA 92673

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Mr. Cahill is the Issuer’s chief executive officer. Mr. Cahill is also a member of the Issuer’s board.

(d) During the last five years, Mr. Cahill has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Cahill was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Cahill is an American citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Cahill received 2,500 000 shares of the Company’s common stock in June 2014. Additionally Mr. Cahill purchased 36,000,000 from Mr. Karl Hoshor, the Company’s former director and CEO, on February 8, 2016 for $3,600.

Item 4.  Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

·	acquire additional Common Stock through open market purchases or otherwise;
·	sell Common Stock through the open market or otherwise; or
·	otherwise engage or participate in discussions with the Issuer or with other entities or individuals regarding a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

1. Common Stock owned by Derek Cahill

(a) Amount Beneficially Owned: 28,500,000(1)

Percent of Class: 76.55%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 28,500,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 28,500,000

(ii) Shared power to dispose or direct the disposition of: 0

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None besides what is described above .

Item 7.  Material to Be Filed as Exhibits.

None.

(1) 2,500,000 shares of the Common Stock is held by the MD Capital, of which Mr. Cahill owns 100% of the issued and outstanding stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeleHealthCare, Inc.
March 24, 2016
Dated
/s/ Derek Cahill
Signature Derek Cahill / Chief Executive Officer
Name/Title